

13011198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 27 2013

Washington DC

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SEC FILE NUMBER
8- 33541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2012__ AND ENDING __December 31, 2012__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gain Capital Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

27600 Chagrin Blvd.
(No. and Street)

Cleveland	OH	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sherry Lavin   (800) 222-5520
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G, Inc.
(Name – *if individual, state last, first, middle name*)

32125 Solon Road	Solon	OH	44139
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

GAIN CAPITAL
SECURITIES, INC.

STATEMENT OF
FINANCIAL
CONDITION

DECEMBER 31, 2012

OATH OR AFFIRMATION

I, __Sherry Lavin__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Gain Capital Securities, Inc.__ , as
of __December 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

(signature)

_____
Signature

President
_____
Title

(notary signature)
_____
Notary Public

MY COMMISSION EXPIRES: SEPT. 24, 2017

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAIN CAPITAL SECURITIES, INC.

TABLE OF CONTENTS



Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Cleveland Office

32125 Solon Road

Cleveland, OH 44139

440-248-8787

fax: 440-248-0841

www.SSandG.com

To the Shareholder of
Gain Capital Securities, Inc.
Cleveland, Ohio

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Gain Capital Securities, Inc., as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

**Providing the
services that
bring solutions**

Member of the AICPA

Registered with the PCAOB

Founding member of LEA Global

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

- 1 -

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gain Capital Securities, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information contained in the Supplementary Information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the Supplementary Information is fairly stated in all material respects in relation to the statement of financial condition as a whole.

SSt bJhe.

February 26, 2013



www.SSandG.com

- 2 -

GAIN CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2012
ASSETS	
Cash and cash equivalents	$ 532,798
Deposit with clearing broker	100,262
Receivable from clearing broker	13,448
Property and equipment at cost,	
less accumulated depreciation of $70,358	808
Goodwill	532,776
Other assets	28,273
TOTAL ASSETS	$ 1,208,365
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 54,950
Due to related party	159,245
TOTAL LIABILITIES	214,195
SHAREHOLDER'S EQUITY	
Common stock	
No par value, 1,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	2,575,000
Accumulated deficit	(1,680,830)
TOTAL SHAREHOLDER'S EQUITY	994,170
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,208,365

See accompanying notes to statement of financial condition.

GAIN CAPITAL SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE A - Organization and operations

Gain Capital Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly owned subsidiary of S.L. Bruce Financial Corp. (SLB) which is wholly owned by Gain Holdings, LLC (GHLLC). GHLLC is wholly owned by Gain Capital Holdings, Inc. (the Parent).

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker, which is responsible for complying with all regulatory requirements related to carrying customers' accounts.

NOTE B - Summary of significant accounting policies

Recent accounting pronouncements
On January 1, 2012, the Company adopted ASU 2012-02, *Intangibles—Goodwill and Other (Topic 350)*. This update amends ASU 2011-08, *Intangibles – Goodwill and Other (Topic 350)*. ASU 2012-02 simplifies how entities test goodwill for impairment. Previous guidance under ASC 350 required an entity to test goodwill for impairment using a two-step process on at least an annual basis. First, the fair value of a reporting unit was calculated and compared to its carrying amount, including goodwill. Second, if the fair value of a reporting unit was less than its carrying amount, the amount of impairment loss, if any, was required to be measured. Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads the entity to determine that it is more likely than not that its fair value is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then the two-step impairment test is unnecessary. If the entity concludes otherwise, then it is required to test goodwill for impairment under the two-step process as described under ASC 350. The adoption of the amended provisions of ASC 350 did not have a material impact on financial position.

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting.

Cash and cash equivalents
At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted cash
Pursuant to an agreement with its clearing broker, the Company must maintain a minimum of $100,000 in an interest bearing deposit account. As of December 31, 2012, this balance was $100,262.

GAIN CAPITAL SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE B – Summary of significant accounting policies, continued

Receivables and allowance for doubtful accounts
Receivable from clearing broker is an uncollateralized broker obligation due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

Receivable from clearing broker, net of trading costs, is stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

The Company recognizes an allowance for losses on receivables in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in other expenses. At December 31, 2012, management determined that no allowance was necessary.

Property and equipment
Property and equipment consisted of the following at December 31, 2012:

Leasehold improvements	$	59,145
Office equipment		12,021
		71,166
Less accumulated depreciation		(70,358)
	$	808

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 3 years for office equipment, and the term of the lease for leasehold improvements.

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2012 and February 26, 2013, which is the date that the statement of financial condition were available to be issued, for possible recognition or disclosure in the statement of financial condition.

GAIN CAPITAL SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE C – Goodwill

The Company reviews goodwill for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. During 2012, the Company determined that its fair value, which was estimated based on the value of the platform used for product lines, was greater than its carrying value.

NOTE D – Related party transactions

The Company entered into a management services agreement (the Agreement) on December 31, 2009 with Gain Capital Group, LLC (GCGLLC), a wholly-owned subsidiary of GHLLC, whereby GCGLLC provides general business management, administrative functions, financial management and support services, and the use of facilities for the benefit of the Company. In addition, certain operational expenses were paid by GCGLLC on the Company's behalf. The Agreement will continue in effect until December 31, 2013, unless notice of termination is given by either party.

At December 31, 2012, due to related party consisted of amounts due to GCGLLC related to services under the Agreement, less the amount due from the Parent as a result of the Company's net operating loss for 2012.

NOTE E – Income taxes

The Company is included in the consolidated federal tax return filed by the Parent. Federal income taxes are calculated as if the companies file on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Deferred income taxes are recorded for timing differences between financial and income tax reporting and relate to operating loss carryforwards. The Company's net deferred tax asset was $0 at December 31, 2012, and was comprised of a deferred tax asset of approximately $736,900 and a valuation allowance of $(736,900). The valuation allowance increased by approximately $232,500 during 2012.

As of December 31, 2012, the Company had net operating loss carryforwards approximating $1,889,468. Substantially all of the net operating loss carryforwards expire by 2033.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the statement of financial condition when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2012, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2009.

GAIN CAPITAL SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE F – Lease

The Company leases office space under an operating lease in Ohio, which expires October 2012. The future minimum lease payments for this office space for 2013 are $20,000.

NOTE G – Retirement savings plan

The Company maintains a 401(k) profit sharing retirement savings plan, covering all full-time employees who have completed three months of service and are at least 20½ years of age. The Company makes matching contributions of employees' elective deferrals up to 15% of total compensation. The Company may also make a discretionary profit-sharing contribution to the plan.

NOTE H – Net Capital Provision of Rule 15c3-1

As a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2012 was $14,280. At December 31, 2012, the Company's net capital was $419,748 and exceeded the minimum net capital requirement by $369,748. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.51 to 1.

Supplementary Information

GAIN CAPITAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

Total shareholder's equity from statement of financial condition	$	994,170
Nonallowable assets:		
Cash on hand		94
Property and equipment, net		808
Goodwill		532,776
Other assets		28,244
Total nonallowable assets		561,922
Net capital before haircuts on securities		432,248
Haircuts on securities		12,500
Net capital		419,748
Net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $50,000)		14,280
Excess net capital	$	369,748
Total aggregate indebtedness	$	214,195
Percentage of aggregate indebtedness to net capital		51%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2012.

GAIN CAPITAL SECURITIES, INC.

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report



Certified Public Accountants and Advisers

Cleveland Office

32125 Solon Road

Cleveland, OH 44139

440-248-8787

fax: 440-248-0841

www.SSandG.com

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

To the Shareholder of
Gain Capital Securities, Inc.

In planning and performing our audit of the financial statements of Gain Capital Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
> 2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G, Inc.

February 26, 2013